

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1
CUSIP NO. 80412E202
CUSIP NO. 80412EAA1

Distribution Date 3/1/2012

Bank of America National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal/Unit Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$54,500,000.00	$0.00	$54,500,000.00	7.00000%	30/360	$1,907,500.00	$0.00	$1,907,500.00
$3,690,000.00	$0.00	$3,690,000.00	44.66 per unit	30/360	$164,813.00	$0.00	$164,813.00

Underlying Security PENNEY J C INC DEB 7.625% 3/01/97	
Payment Dates	March/September
Cusip	708160BL9
Current Principal Balance	$54,500,000.00
Annual Coupon Rate (Fixed)	7.62500%
Interest Payment Received	$2,077,812.50

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
80412E202	Baa3	BBB-	Ba1	4/15/2009	BB+	4/22/2010
80412EAA1	Baa3	BBB-	Ba1	4/15/2009	BB+	4/23/2010
Underlying Security	Baa3	BBB-	Ba1	4/1/2009	BB+	5/16/2011

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.